E.B.

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19006127

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44034

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omni Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Polaris Parkway, Suite 450
(No. and Street)

Columbus	Ohio	43240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Milliken 614-438-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omni Financial Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC
Mail Processing
Section
FEB 27 2019
Washington DC
413

Signature

President
Title

ALESA R. WOODS
NOTARY PUBLIC STATE OF OHIO
MY COMMISSION EXPIRES ON MAY 30, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMNI FINANCIAL SECURITIES, INC.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

With Report of Independent Registered Public Accounting Firm

For the Year-Ended December 31, 2018

SEC ID# 8-44034

Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Omni Financial Securities, Inc.
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Omni Financial Securities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Exemption Provision of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Keiter

We have served as the Company's auditor since 2017.

Glen Allen, Virginia
February 21, 2019

OMNI FINANCIAL SECURITIES, INC.

Financial Statements

Statement of Financial Condition

As of December 31, 2018

Assets

Cash and cash equivalents	$ 31,375
Accounts receivable	11,625
Prepaid Expenses	5,271
	$ 48,271

Liabilities and Stockholder's Equity

Liabilities:	
Commissions Payable	$ 7,661
Distributions Payable	3,250
Total Liabilities	10,911
Stockholder's equity	37,360
	$ 48,271

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.

Financial Statements

Statement of Operations

For the Year-Ended December 31, 2018

Revenue:	
Commission revenue	$ 172,100
Other Income	3,651
Total revenues	175,751
Operating Expenses:	
Commissions	105,573
Other expenses	61,445
Total operating expenses	167,018
Net Income	$ 8,733

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.

Financial Statements

Statement of Changes in Stockholder's Equity

For the Year-Ended December 31, 2018

	Common Stock								
	Shares		Amount		Paid-in Capital		Retained Earnings (Deficit)		Total Stockholders' Equity
Balance, January 1, 2018	500	$	500	$	117,862	$	(86,485)	$	31,877
Distributions	-		-		-		(3,250)		(3,250)
Net Income	-		-		-		8,733		8,733
Balance December 31, 2018	500	$	500	$	117,862	$	(81,002)	$	37,360

The accompanying notes are an integral part of these financial statements.

OMNI FINANCIAL SECURITIES, INC.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2018

Cash flows from operating activities	
Net Income	$ 8,733
Change in operating assets and liabilities	
Accounts Receivable	2,552
Prepaid expenses	(95)
Commissions payable	6,271
Net cash provided by operating activities	17,461
Net increase in cash	17,461
Cash and cash equivalents, beginning of year	13,914
Cash and equivalents, end of year	$ 31,375
Supplemental disclosure of cash flow information	
Increase in distribution payable	$ 3,250

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Omni Financial Securities, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Ohio in 1991. The Company has adopted a calendar year.

Description of Business

The Company, located in Columbus, OH, is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(i), which provides an exemption for "Limited Business." The Company is wholly-owned by Centerpoint Stewardship, Inc. (the "Parent").

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its stockholder, has elected for federal income tax purposes to be an S Corporation. In lieu of corporate income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income or loss. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties

The Company follows the Financial Accounting Standard Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Concentrations

The Company's concentration is in services, which is the sale of variable annuities and mutual funds. Five customers comprised 74% of revenues during 2018 and five customers comprised 76% of accounts receivable at December 31, 2018.

Revenue Recognition

Adoption of ASU 2014-09: In May 2014, the FASB issued ASU 2014-09 Revenue Recognition from Contracts with Customers (Topic 606). The update modifies the guidance used to recognize revenue from contracts with customers for transfers of goods or services and transfers of nonfinancial assets, unless those contracts are within the scope of other guidance. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The Company adopted Topic 606 as of January 1, 2018 under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's financial statements and there were no adjustments recorded to previously reported amounts.

Commission Revenue: The Company earns commissions for the sale of insurance policies, mutual funds, annuities, and other financial products to customers. The Company records commission revenue based on the effective date of the sale of insurance policies, mutual funds, annuities and other financial products. The Company believes that the performance obligation is satisfied on the effective date because that is when the customer is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer. The Company earns trail commissions on certain insurance policies sold to customers as long as those policies remain current and active with the insurance provider. The Company records trail commission revenue as trail commissions are remitted to the Company from the insurance provider. The Company believes sufficient uncertainty exists outside of the Company's control as to the policies remaining active between the customer and the insurance provider and therefore does not recognize trail commission revenue until that contingency is resolved.

New Accounting Pronouncements:

Leases: In February 2016, the FASB issued ASU 2016-02 – Leases (Topic 842). The update requires lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The new standard will be effective for annual reporting periods beginning after December 15, 2018. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 21, 2019, which is the date the financial statements were issued. Other than the settlement referenced in Note E below, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – REGULATORY REQUIREMENTS

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $28,125 which was $23,125 in excess of its required net capital of $5,000. The Company's net capital ratio was 38.79%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – RELATED PARTY TRANSACTIONS

The Parent allocates to its subsidiaries certain expenses it incurs that are related to the subsidiaries' operations via management and overhead expenses. The allocated expenses totaled $29,000 for 2018 and is included in other expenses on the accompanying statement of operations.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers' SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – COMMITMENTS AND CONTINGENCIES

During 2018, the Company was involved in litigation involving a former client. The litigation was settled in January 2019. The outcome of the litigation did not have a material adverse effect on the financial condition of the Company.

OMNI FINANCIAL SECURITIES, INC.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Computation of Net Capital		
Stockholder's Equity		37,360
Non-Allowable Assets		
Prepaid Expenses	5,271	
Fixed Assets	0	
Accounts Receivable - Other	3,964	
Total Non-Allowable Assets		(9,235)
Net Capital		28,125

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	727
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	23,125

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	10,911
Percentage of Aggregate Indebtedness to Net Capital	38.79%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December 31, 2018	30,407
Adjustments	
Increase (Decrease) in Equity	(3,339)
Increase (Decrease) in Allowable Assets	1,057
Increase (Decrease) in Securities Haircuts	0
Net Capital as presented	28,125
Excess Net Capital Computed on FOCUS IIA as of December 31, 2018	25,407
Decrease in Net Capital	(2,282)
Excess Net Capital as presented	23,125

EXEMPTION PROVISION OR RESERVE REQUIREMENTS PURSUANT TO RULE 13C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Determining of Reserve Requirements Pursuant to Rule 15c3-3.

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Omni Financial Securities, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Omni Financial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Omni Financial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Omni Financial Securities, Inc. stated that Omni Financial Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Omni Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omni Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

Glen Allen, Virginia
February 21, 2019

Certified Public
Accountants & Consultants

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

OMNI FINANCIAL SECURITIES, INC.
1900 Polaris Parkway, Suite 450
Columbus, OH 43240
Tel: 614-438-5300 Fax: 614-410-3384

Omni Financial Securities, Inc. Exemption Report

Omni Financial Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the company states the following:

(1) The Company met the identified exemptions provisions in 17 C.F.R. § 240.15c2-3(k) throughout the most recent fiscal year without exception under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

Omni Financial Securities, Inc.

I, Robert Ostrander, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: President

Date: 2/21/19